EXHIBIT 12.1

ELDORADO RESORTS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended				Year ended
	September 30,				December 31,
(dollars in thousands)	2015		2014		2014		2013		2012
	(unaudited)
Earnings available for fixed charges:
Pre-tax income (loss)	8,499		(2,293)		(12,554)		18,897		(991)
Add: Fixed charges	48,946		13,398		30,752		15,681		16,069
Less: Capitalized interest	—		—		—		—		—
Less: Net income - noncontrolling interest	—		—		103		—		—
Total Earnings available for fixed charges	57,445		11,105		18,301		34,578		15,078

Fixed charges:
Interest expense	48,946		13,398		30,752		15,681		16,069
Capitalized interest	—		—		—		—		—
Total Fixed charges	48,946		13,398		30,752		15,681		16,069

Ratio of earnings to fixed charges	1.2	x	0.8	x	0.6	x	2.2	x	0.9	x

Excess (Deficiency) of fixed charges over earnings	8,499		(2,293)		(12,451)		18,897		(991)